Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Clorox's ratio of earnings to fixed charges for the periods indicated:

	Year Ended June 30
(In millions, except ratios, which are rounded)	2012	2011	2010	2009	2008
Earnings from continuing operations before income taxes	$791	$563	$805	$709	$571
Deductions:
Income from equity investees	(14)	(12)	(12)	(9)	(9)
Additions:
Amortization of capitalized interest	-	-	1	1	1
Distributed income from equity investees	11	10	9	10	7
Total fixed charges	135	131	145	166	173
Earnings available to cover fixed charges	$923	$692	$948	$877	$743

Fixed charges:
Interest expense	$125	$123	$139	$161	$168
Amortization of debt issuance costs	5	3	1	-	-
Estimated portion of rental expense attributable to interest	5	5	5	5	5
Total fixed charges	$135	$131	$145	$166	$173

Ratio of earnings to fixed charges	7	5	7	5	4